Sky Solar Holdings, Ltd.

Unit 402, 4th Floor, Fairmont House

No.8 Cotton Tree Drive, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

October 24, 2017

Via EDGAR

William H. Thompson, Accounting Branch Chief Office of Consumer Products
Yolanda Guobadia
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-7561

Re:                             Re: Sky Solar Holdings, Ltd. (the “Company”)

Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”)

Filed May 15, 2017

File No. 1-36703

Dear Mr. Thompson and Mr. Guobadia:

This letter sets forth the Company’s response to the comments contained in the letter dated September 28, 2017 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s 2016 20-F. The Staff’s comments are repeated below and followed by the response thereto.

Form 20-F for Fiscal Year Ended December 31, 2016

Item 18. Financial Statements, page 132

1.                                      Please tell us what consideration you gave to providing the audited financial statements of Greenleaf Clear Skies, Greenleaf Clear Skies II and Greenleaf Clear Skies IV pursuant to Item 18 of Form 20-F. In doing so, please provide your significance tests using the conditions specified in Rule 1-02(w) of Regulation S-K.

Response: The Company acknowledges that under Item 3-05 of Regulation S-X (“Rule 3-05”), a registrant may be required to present historical financial statements of a significant business acquisition or significant probable business acquisition when filing Form 8-K, registration statements, prospectus supplements and proxy materials for business combinations. However, 3-05 does not apply to annual report filed by a Foreign Private Issuer and Foreign Private Issuers are exempted from Form 8-K requirements.

The Company respectfully notes that it filed a Form F-3 on June 2, 2016 prior to the consummation of the referenced acquisition. The purchase agreement was signed before the filing of Form F-3, and while the closing of the acquisition was conditional on several factors, the Company considered the transaction probable as of the date of filing, and consequently was subject to the 50% threshold of significance based on the guidance in FRM paragraph 2060. Given the acquiree’s significance did not exceed 50% (see calculation below), the Company determined that the acquiree’s financial statements were not required.

A summary of the Company’s analysis with respect to the significance tests is provided below. As Greenleaf Clear Skies, Greenleaf Clear Skies II and Greenleaf Clear Skies IV are under common control, the calculation presented is based on the comparison of the most recent annual financial statements of the Company and business acquired on a combined basis in accordance with FRM paragraph 2015.12.

•                  Under the asset test, based upon a combined $86 million in assets of the acquired business and $361 million of Company’s consolidated assets, the acquisition was determined to be 24% significant.

•                  Under the income test, based on $977 thousand in combined income from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle from the acquired businesses compared to the absolute value of consolidated loss from continuing operations before taxes, extraordinary items and cumulative effect of a change in accounting principle of $8 million, the acquisition was determined to be 12% significant.

•                  Under the investment test, based on the acquisition consideration of $15.8 million and $361 million of Company’s consolidated assets, the acquisition was determined to be 4% significant.

The Form F-3 filed on June 2, 2016 is a shelf registration statement, pursuant to which no offering has taken place and none is currently contemplated.  Should the Company determine to undertake an offering in the future, it acknowledges that it will be required to file prospectus supplements before being able to conduct an offering from the shelf, at which time it will consider and include any required financial statements of acquirees in accordance with FRM paragraph 2030.1.

In summary,  the Company concluded there are no circumstances that required the Company to provide the separate financial statements of Greenleaf Clear Skies, Greenleaf Clear Skies II and Greenleaf Clear Skies IV at the time the 20-F was filed, nor as of the date of this response..

Notes to Consolidated Financial Statements, page F-8

2.                                      We note that there are no disclosures regarding provisions and contingent liabilities other than your accounting policy regarding provisions in note 3.24. Please tell us your consideration of disclosing your accounting policies regarding contingent liabilities which are not recognized as liabilities because they are possible obligations or do not meet the recognition criteria in IAS 37. In addition, please explain to us why you do not provide the disclosures required by IAS 37.

Response: The Company supplementally advises the Staff that Company’s accounting policy on contingent liabilities is that unless the possibility of an outflow of resources embodying economic benefits is remote, contingent liabilities are disclosed where it is not probable that the Company will make a transfer of economic benefit to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

As of December 31, 2016, the Company had no circumstances that were determined to be contingent liabilities except for certain open legal proceedings that have arisen in the normal course, where the Company concluded that the possibility of any outflow from settlement of such matters was remote and the possible settlement amount, if any, would be immaterial collectively. In response to the Staff’s comments, the Company proposes to expand the disclosure in future Forms 20-F by stating the Company’s policy: “Unless the possibility of an outflow of resources embodying economic benefits is remote, contingent liabilities are disclosed where it is not probable that the Company will make a transfer of economic benefit to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.”

The Company further advises the Staff that the Company recorded provisions including warranty provision to customers for supply of modules and provision arising from litigation in trade and other payables and therefore the related disclosure required by IAS 37-84 and 85 is disclosed in note 27 TRADE AND OTHER PAYABLES on page F-46, which includes the movement, nature and other required disclosure.  In terms of contingent liabilities, IAS 37-86 is applicable to the Company, but consistent with the statement above, there are no contingent liabilities that would require disclosure as the probability of them being recognized is “remote”.

32. Share-Based Compensation, page F-54

3.                                      Please tell us what consideration you gave to providing the disclosures required by paragraphs 45(b), 47(a) and 47(b) of IFRS 2.

Response: The Company respectfully advises the Staff that as of January 1, 2014, of the share options granted in 2010 disclosed in note 32(A), there were only 729,000 share options outstanding.  During the periods presented in 2016 20-F, there were no shares granted, forfeited, exercised or expired and all the options have been fully vested by the end of 2014. Therefore, the disclosure requirements in 45(b), 47(a) and 47(b) of IFRS 2 do not apply to the Company except for the number of share options outstanding at the beginning and end of the period and exercisable at the end of the period with the weighted average remaining contractual life which the Company determined were not material to the Company’s results. The number of share options outstanding at the beginning and end of 2014, 2015 and 2016 was 729,000, and vested and exercisable at the end of 2014, 2015 and 2016 were 646,500, 729,000 and 729,000 respectively. The weighted average remaining contractual life as at December 31, 2016 was 3.05 years. However, in response to the Staff’s comments, the Company proposes to expand the disclosure in future Forms 20-F as follows:

Within note 32(A):“The number of share options outstanding at the beginning and end of 2014, 2015 and 2016 was 729,000, and vested and exercisable at the end of 2014, 2015 and 2016 were 646,500, 729,000 and 729,000 respectively. The weighted average remaining contractual life as at December 31, 2016 was 3.05 years.”

Regarding 330,000 share options granted under the 2014 Equity Incentive Plan disclosed in note 32(B), the Company confirms to the Staff that no shares were granted, forfeited, exercised or expired during the periods presented. The Company disclosed the number and weighted average exercise prices of share options granted in the reporting periods and weighted average remaining contractual life required by paragraph 45(b) of IFRS 2 in the second and third paragraph of note 32(B). The number of outstanding share options at the beginning and end of the period was 330,000 and vested and exercisable at the end of 2014, 2015 and 2016 were nil, 110,000 and 220,000, respectively with the weighted average fair value of share option granted of US$0.56, which would otherwise be required by paragraphs 45(b) and 47(a) of IFRS 2, were not material to the Company’s results or financial information as was explained in the note 32(B):“ As at the end of each reporting period, the number of unvested share options and fair values in relation to these unvested share options not yet recognized did not have material impacts to the Group’s results or financial position.”

Regarding 1,800,000 restricted shares granted in 2014 and 2 tranches of 500,000 restricted shares granted in 2015 as disclosed in note 32(B), the Company acknowledges that the disclosure of the weighted average fair value of the restricted shares granted at the measurement date and how the fair value was measured which is required by 47(b) of IFRS 2.  The Company believes that the basis for measuring such restricted shares is straightforward, and with reference to the publicly available market price on the date of issuance.  However, in response to the Staff’s comments, the Company proposes to expand the disclosure in future Forms 20-F as follows:

Within the fourth paragraph of note 32(B) related to 1,800,000 restricted shares :“The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares on the IPO date which was US$1.14.”

Within the fifth paragraph of note 32(B) related to 2 tranches of 500,000 restricted shares granted in 2015: “The Company measured the fair value of the restricted shares based on the open market quote of the Company’s shares, which was US$1.18 and US$1.13, respectively.”

Form 6-K Filed May 15, 2017

4.                                      We note your disclosure of Q4 2016 Adjusted EBITDA in the Fourth Quarter 2016 Highlights in the press release dated May 15, 2017. Item 10(e)(1)(i)(A) of Regulation S-K requires what when a non-IFRS measure is presented, the most directly comparable IFRS measure must be presented with equal or greater prominence. Please revise future earnings releases to present the most directly comparable IFRS measure with equal or greater prominence. Please refer to Regulation G and Question 102.10 of our Compliance and Disclosure Interpretations regarding the use of such measures.

Response: The Company acknowledges the Staff’s comment and undertakes to implement policies and procedures to enhance its presentation of non-IFRS measures in future fillings. Specifically, the Company acknowledges that where it presents Adjusted EBITDA in the future, it will present its most directly comparable IFRS measure, net income, with equal or greater prominence.

***

The Company hereby acknowledges that:

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned at +1 973-788-5060 or +1 973-462-3788 or the Company’s U.S. counsel, Shuang Zhao of Cleary Gottlieb Steen & Hamilton LLP at +852-2532-3783 or via e-mail at szhao@cgsh.com.

Very truly yours,

By:	/s/ Andrew Wang
Name:	Andrew Wang
Title:	Chief Financial Officer

cc:        Hao Wu, Chairman of the board of directors, Sky Solar Holdings, Ltd.

Shuang Zhao, Partner, Cleary Gottlieb Steen & Hamilton LLP